Exhibit 99.1

Mdxhealth Reports Preliminary Second Quarter 2025 Results, Reaches Positive Adjusted EBITDA, and Announces Acquisition of Exosome Diagnostics Business from Bio-Techne

Year-over-year Q2 revenues increased by 20% to $26.6 million

Adjusted EBITDA profitability of $1.4 million for Q2

Agreement to acquire ExoDx Business from Bio-Techne for $15 million in cash and stock over 5 years; acquisition expected to accelerate revenue growth and be accretive to adjusted EBITDA

Conference call with Q&A today at 4:30 PM ET / 22:30 CET

IRVINE, CA, and HERSTAL, BELGIUM – August 5, 2025 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today announced preliminary financial results for the second quarter and half year ended June 30, 2025. The Company also announced that it has entered a definitive agreement to acquire the ExoDx business from Bio-Techne Corporation, which includes the ExoDx Prostate test.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report our 17th consecutive quarter of 20% or greater revenue growth, driven by our continued execution and strong demand for our leading tissue-based tests, GPS and Confirm mdx. This quarter also marks a key milestone for mdxhealth, as we reached adjusted EBITDA profitability of $1.4 million for Q2, in line with our guidance since the beginning of 2024.

We are also excited to announce that we have entered into a transformative agreement with Bio-Techne to acquire its Exosome Diagnostics business, enabling us to significantly expand our liquid-based diagnostic capabilities in prostate cancer. The ExoDx Prostate test is a leading, non-invasive, urine-based diagnostic that assesses risk of having clinically significant or high-grade prostate cancer. The addition of the ExoDx Prostate test to our portfolio of products will accelerate our revenue growth and is expected to be accretive to our adjusted EBITDA. Additionally, we are reaffirming our 2025 revenue guidance of $108-110 million.”

Kim Kelderman, President and CEO of Bio-Techne commented, “Mdxhealth is the ideal acquirer of our ExoDx Prostate test and CLIA-certified laboratory. Mdxhealth has made several strategic moves over the past few years to position the company as a leader in urology and prostate cancer diagnostics. The addition of ExoDx Prostate to their portfolio accelerates their leadership in this high growth market.”

Preliminary Key Highlights for the second quarter:

●	Revenue of $26.6 million, an increase of 20% over prior year period, marking the 17th consecutive quarter of 20% or greater revenue growth

●	Operating loss of $1.9 million, a 74% improvement over prior year period

●	Net loss of $7.4 million, a 36% improvement over prior year period

●	Positive adjusted EBITDA of $1.4 million, a $6.2 million improvement over prior year period

●	Tissue-based (Confirm mdx and GPS) test volume of 12,623, an increase of 26% over prior year period

●	Liquid-based (Select mdx, Resolve mdx, Germline) test volume of 13,012, an increase of 18% over prior year period

Acquisition of ExoDx Business

On August 5, 2025 mdxhealth signed a definitive agreement to acquire the Exosome Diagnostics, Inc. business from Bio-Techne, including the ExoDx Prostate (EPI) test, CLIA-certified clinical laboratory and related assets. Total consideration for the acquisition is $15 million, with $5 million in stock to be paid at closing and $2.5 million annually over the following 4 years with 50% payable in cash and 50% payable in cash or stock at mdxhealth’s discretion. The transaction is subject to customary closing conditions and is expected to close in September. Mdxhealth anticipates that in 2026 the ExoDx business will contribute more than $20 million in revenue and accelerate the Company’s revenue growth rate to approximately 30%. Additionally, mdxhealth expects the contribution of the acquired business to be accretive to Adjusted EBITDA beginning in Q4 of 2025.

XMS Capital Partners acted as sole financial advisor and K&L Gates acted as lead legal counsel to the Company for this acquisition; Baker McKenzie served as lead legal counsel for Belgian corporate matters.

Preliminary Financial review for the three and six months ended June 30, 2025

USD in ‘000 (except per share data)	Three months ended June 30			Six months ended June 30
Unaudited	2025	2024	% Change	2025	2024	% Change
Revenue	26,605	22,159	20%	50,897	41,993	21%
Cost of sales (exclusive of amortization of intangible assets)	(9,038)	(8,873)	2%	(17,826)	(16,644)	7%
Gross Profit	17,567	13,286	32%	33,071	25,349	30%
Operating expenses	(19,483)	(20,704)	(6%)	(39,575)	(39,371)	1%
Operating loss	(1,916)	(7,418)	(74%)	(6,504)	(14,022)	(54%)
Net loss	(7,372)	(11,528)	(36%)	(16,581)	(20,039)	(17%)
Adjusted EBITDA*	1,360	(4,888)	n/a	29	(9,425)	n/a
Basic and diluted loss per share	(0.15)	(0.42)	(64%)	(0.33)	(0.73)	(55%)

*	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure”

Preliminary Results for the three months ended June 30, 2025

Revenue increased 20% to $26.6 million compared to $22.2 million for the prior year. The revenue in the second quarter of 2025 was comprised of 84% from tissue-based tests.

Gross profit increased 32% to $17.6 million compared to $13.3 million for the prior year. Gross margins were 66.0% as compared to 60.0% for the prior year, an improvement of 6.0 percentage points, primarily attributed to test mix.

Operating loss decreased 74% to $1.9 million compared to $7.4 million for the prior year, driven by higher revenues and gross profit, as well as a 6% reduction in our operating expenses.

Net loss decreased 36% to $7.4 million compared to $11.5 million for the prior year, primarily driven by the $5.5 million improvement in operating loss, partially offset by net non-cash fair-value adjustments of $3.1 million. Excluding these non-cash fair value adjustments, our net loss would have decreased 65% to $4.3 million.

Adjusted EBITDA was $1.4 million, an improvement of $6.2 million compared to ($4.9) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Preliminary Results for the six months ended June 30, 2025

Revenue increased 21% to $50.9 million compared to $42.0 million for the prior year. The revenue in the first six months of 2025 was comprised of 85% from tissue-based tests.

Gross profit increased 30% to $33.1 million compared to $25.3 million for the prior year. Gross margins were 65.0% as compared to 60.4% for the prior year, an improvement of 4.6 percentage points.

Operating loss decreased 54% to $6.5 million compared to $14.0 million for the prior year, driven by higher revenues and gross profit.

Net loss decreased 17% to $16.6 million compared to $20.0 million for the prior year, primarily driven by the decrease in operating loss, partially offset by non-cash fair value adjustments of $5.6 million. Excluding these non-cash fair value adjustments, our net loss would have decreased 46% to $10.9 million.

Adjusted EBITDA was neutral, an improvement of $9.4 million compared to ($9.4) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Cash and cash equivalents as of June 30, 2025, were $32.8 million.

Preliminary Financial Information

The preliminary unaudited financial data for the second quarter and half year ended June 30, 2025, set forth in this press release is derived from preliminary internal financial reports. The Company has not yet finalized its complete results of operations for the second quarter and half year ended June 30, 2025. The Company may identify items that would require it to make adjustments, some of which could be material, to the preliminary unaudited financial data set forth in this press release.

Conference Call

Michael K. McGarrity, Chief Executive Officer will host a conference call and Q&A session today at 4:30 PM ET / 22:30 CET.

To participate in the conference call, please select your phone number below:

United States: 1-877-407-9716 or 1-201-493-6779

Belgium: 0800 73 904

The Netherlands: 0800 023 4340

United Kingdom: 0800 756 3429

Conference ID: 13755180

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1725528&tp_key=0ad201285b

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS Disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA, a non-IFRS measure that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, share-based compensation, fair-value adjustments, debt extinguishment costs, amendments related to the Exact Sciences earnout, income tax benefit (expense), severance costs related to reduction in force, provision for inventory obsolesce, and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; our ability to consummate the ExoDx acquisition; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx business and Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

PRELIMINARY UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three Months Ended June 30,		Six Months Ended June 30,
Thousands of $ (except per share data)	2025	2024	2025	2024

IFRS net loss	(7,372)	(11,528)	(16,581)	(20,039)
Amortization of intangible assets	1,320	1,123	2,642	2,248
Depreciation expense	946	675	1,871	1,450
Share-based compensation expense	680	526	1,071	694
Interest expense, net	2,655	1,711	4,514	2,929
Income tax benefit	(416)	-	(279)	-
Debt extinguishment cost	-	3,130	-	3,130
Provision for inventory obsolescence	528	-	528	-
Reduction in force severance costs	351	-	351	-
Fair value adjustments (1)	3,088	(702)	5,635	(183)
Other adjustments (2)	(420)	177	277	346
Adjusted EBITDA	1,360	(4,888)	29	(9,425)

1)	Primarily related to GPS contingent consideration and Exact Sciences 5-year warrants
2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com

ir@mdxhealth.com

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